Exhibit 21.1

Subsidiaries of YCC Holdings LLC

Yankee Holding Corp.	Delaware
The Yankee Candle Company, Inc.	Massachusetts
Yankee Candle Restaurant Corp.	Delaware
Quality Gift Distributors, Inc.	Delaware
Yankee Candle Admin, LLC	Virginia
Yankee Candle Company (Europe) Limited	England
Yankee Candle Deutschland GmbH	Germany